RON ARTESANO
2022 Report

Dear investors,

Dear friends & investors...2022 was a tough year, but we got thru it and closed with a bang. We have product, people are loving our rums and great things are happening. We raised $250,000 from a private investor that truly believes in us and now a few things will happen:

We will increase production and finished product inventory. / We will attack aggressively the local market / We will pursue export opportunities to USA, Canada, Caribbean & Europe. In terms of innovation, we will produce Artesano Madera, a 3 liter barrel filled with Artesano Añejo to be sold exclusively in Puerto Rico, and 2 limited productions that will be disclosed in detail very soon. The future looks bright! Thank your for your support!

We need your help!

Our investors can help by spreading the word about Ron Artesano, ordering online, buying the rums in their favorite stores, sharing our social media post and asking for the rums in all bars & restaurants they visit, so one of 2 things happen: 1) You consume the brand where you go. 2) You create demand and the business will have to buy the brand to please their customers. Go out, talk to people and share our story!

Sincerely,

Javier Herrera

Rum Maestro

Ernie Torres

CFO

Jose J. Muñoz Gonzalez

Founder & CEO

Founder & CEO

Our Mission

In 5 years, we plan to be selling Ron Artesano in Puerto Rico, USA, Caribbean, Canada, Spain, Germany, Chech Republic and France.

See our full profile



How did we do this year?

Report Card

B-



The Good

What we produced, we sold.

We won a gold medal for both our rums from American Distilling Institute & Silver ASCOT Spirit Festival

We raised $250,000 from a private investor just before end of 2022.



The Bad

We ran out of stock of our top seller, RonArtesano Anejo for 5 months due to supply chain challenges (world-wide bottle shortage)

Cash flow constrains. Money dod not come in as fast as expected caused by our out of stock

2022 At a Glance

January 1 to December 31



$49.301



-$93.796



$4.819

Revenue

Net Loss

Short Term Debt



$260,000

Raised in 2022



$60,000

Cash on Hand
As of 10/12/22

We ❤ Our 424 Investors

Thank You For Believing In Us

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Arvin Aponte
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Michael Colón
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Pepe Munoz
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Benjamin Zenner
Willy Benitez
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William Rivera
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Juan Garcia
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Dianilda Reyes
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Karem M Perez
Raul David Villalobos
Thomas L Fairchild
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Brian Fischer
Matt Burk
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Romano Zampierollo
Juan Ledesma
Vilma Alvarado Torres
Hector Gutierrez
Carlos Bosques
Denisse Mollfulleda
Jorge D Vazquez
Nabor Rodriguez
Luis Irizarry Velez
Carlos Oscar Cruz Rivera
Adriel Lacerda
Pedro M. Anibarro-Diaz
Ramiro Bautista
Christopher Gunn
Tatiana Ortiz RODRIGUEZ
Wilfredo Maldonado
Carlos Davila
Daniel Carde Sanchez
Angel Lucena
Micah Freedman
Javier Rivera Matos
Javier Hernández
Felix Caraballo
Manuel A Otero
Joel Laguna
Antonio Diaz
Ruben Lucena
AB Diel A. NAVARRI
Wildaomaris Gonzalez
Angel Lucena

Thank You!

From the Ron Artesano Team



in

Javier Herrera
Rum Maestro



in

Jose J. Muñoz Gonzalez
Founder & CEO



HOLSTEIN
in

Luis J Cruz-rivera
Chief Operations Officer - Distillery

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jose Torres	Financial Consultant @ Self-Employed	2022
Javier Herrera	Rum Maestro @ Self-Employed	2020
JOSE J. MUNOZ GONZALEZ	President, Artesano @ ARTESANO SPIRITS, CORP	2020
LUIS JOSE CRUZ RIVERA	COO @ ARTESANO SPIRITS, CORP	2020

Officers

OFFICER	TITLE	JOINED
Jose Torres	CFO Treasurer	2022
JOSE J. MUNOZ GONZALEZ	CEO President	2020
LUIS JOSE CRUZ RIVERA	Vice President Secretary	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
JOSE J. MUNOZ GONZALEZ	800 Common Stock	32.0%
DESTILERIA CRUZ, CORP	800 Common Stock	32.0%
Javier Herrera	800 Common Stock	32.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2020	$215,815		4(a)(6)
02/2021	$3,500	Safe	Section 4(a)(2)

12/2022	$50,000		Section 4(a)(2)
12/2022	$200,000	Preferred Stock	Section 4(a)(2)
12/2022	$10,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/15/2022	$50,000 ❓	9.0%	0.0%	$1,500,000	12/15/2024
12/28/2022	$10,000 ❓	9.0%	0.0%	$3,000,000	12/28/2025

Outstanding Debts

None.

Related Party Transactions

Name	Destileria Cruz Corp
Amount Invested	$0
Transaction type	Priced Round
Issued	06/13/2020
Relationship	Common Ownership

Destileria Cruz Corp, is a related party due to common ownership. It has the exclusive rights to produce Artesano Rum Corporation products for 3 years.

Destilería Cruz is a partner in the business, and they will be the manufacturing partner for Artesano. Why do it that way? This means Artesano gets the benefit of having a distillery, without the overhead of a distillery. We basically purchase at cost+ finished product from Destileria and we manage the brand and business development. That makes possible positive numbers very early on the business cycle (not guaranteed).

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000	2,495	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

COVID-19: Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

Big brands could block our entrance in major supermarkets or liquor store chains since we will not be able to compete with our smaller budget.

It's important to achieve relevancy to industry stakeholders and implement business model where we can facilitate some level of ownership so we can better compete with big brands.

Trade execution supervision will have to be delegated in part to distributors to keep operational costs low in every market.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the

Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We need to create business development structures to properly handle all international markets.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor⊘;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Artesano Rum Corporation

- Puerto Rico Corporation
- Organized July 2020
- 3 employees

Villas del Este 7
San Juan PR 00926

http://www.ronartesano.com

Business Description

Refer to the Ron Artesano profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Ron Artesano has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late Annual Report filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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